EXHIBIT 99.35


                                 PRESS RELEASE

                        DR. JOHN CLARKE JOINS BANRO BOARD


Toronto, Canada - February 3, 2004 - Banro Corporation (TSX-V- "BNR") (the "Company") is pleased to announce the appointment of Dr. John Clarke to the Company's Board of Directors as a non-executive director, subject to receipt of necessary regulatory approvals.

Dr. Clarke is the President and CEO of Nevsun Resources Limited, a TSX listed exploration company engaged in gold and base metal exploration in Africa. Nevsun is currently conducting an aggressive drill program at its Gold/Copper Bisha discovery in Eritrea and plans to place the Tabakoto- Segala project in Mali into production.

Dr. Clarke has a degree in Metallurgy from the University of Wales, a Ph.D from Cambridge University and a MBA from Middlesex Polytechnic. Prior to joining Nevsun in 1997 he was an Executive Director of Ashanti Goldfields in charge of Strategic Planning and Business Development during the acquisitions of Cluff Resources, IGR and Golden Shamrock.

Commenting on Dr. Clarke's appointment, Mr. Arnold Kondrat, interim President and CEO of the Company stated "We look forward to the benefit of John's extensive African experience in advancing the development of Banro's gold projects in the Twangiza-Namoya gold belt".


For further information please visit our website at www.banro.com or contact:

Arnold Kondrat
President and CEO


Tel: ( 416) 366-2221

Banro Corporation is a Canadian based company focused on the exploration of its wholly owned Twangiza-Namoya gold project in the Democratic Republic of the Congo.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this press release.